As filed with the Securities and Exchange Commission, September 7, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Swiss Helvetia Fund, Inc.

(Name of Subject Company (Issuer))

The Swiss Helvetia Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

870875101

(CUSIP Number of Class of Securities)

Carin F. Muhlbaum Schroder Investment Management North America Inc. 7 Bryant Park New York, New York 10018 (800) 730-2932	With a copy to: William G. Farrar, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Parties: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE SWISS HELVETIA FUND, INC. DECLARES STOCK DIVIDEND

Press Release – For Immediate Release

New York, New York—September 7, 2018

The Swiss Helvetia Fund, Inc. (the “Fund”) (NYSE: SWZ) today announced that its Board of Directors declared a dividend of $4.91 per share of common stock, $0.001 par value per share, payable on October 19, 2018 to common stockholders of record as of the close of business on September 18, 2018.

As previously announced, the dividend will be payable in shares of the Fund’s common stock. Stockholders will have an opportunity to elect to receive cash in lieu of stock subject to a limitation on the total amount of cash to be distributed by the Fund equal to 20% of the aggregate distribution. If stockholders representing more than 20% of the outstanding shares of the Fund’s common stock elect to receive the dividend entirely in cash, each stockholder making the cash election will receive a prorated portion of the available cash and will receive the remainder of the dividend in shares of the Fund’s common stock. The number of shares of stock to be issued will be based upon a price equal to the volume weighted average price of the Fund’s shares on the New York Stock Exchange over the three-day period beginning October 10, 2018, to, and including, October 12, 2018. The Fund’s Board of Directors has determined to suspend the Fund’s Dividend Reinvestment Plan until the completion of the stock dividend.

As previously announced, the Fund’s Board of Directors approved a tender offer to purchase up to 65% of the Fund’s outstanding shares for cash at a price equal to 98% of the net asset value per share on the expiration date for the tender offer. The dividend declared today is part of the Fund’s previously reported intention to (1) dispose of a significant portion of its portfolio securities in an orderly fashion, and (2) distribute substantially all of its estimated realized capital gains to stockholders. As the Fund disposes of securities for purposes of paying the cash portion of the dividend and the tender offer purchase price, the Fund will temporarily hold cash or cash equivalents in excess of amounts it typically would hold, which may adversely affect returns.

An information letter and election card will be distributed to stockholders of record promptly after September 19, 2018. For your cash election to be effective, your election card must be received by the transfer agent no later than 5:00 P.M., Eastern time, on October 9, 2018. Stockholders with questions regarding the dividend election may call American Stock Transfer & Trust Company, LLC, the Fund’s transfer agent, toll-free at (888) 556-0425. If your shares are held through a bank, broker or nominee, please contact such bank, broker or nominee if you have any questions or need additional information about the dividend or the election they may make on your behalf.

* * * * *

About The Swiss Helvetia Fund, Inc.

The Fund (www.swzfund.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

The Fund is managed by Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited.

About Schroder Investment Management North America Inc.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited, investment advisors registered with the U.S. SEC, are units of Schroders plc (SDR.L), a global asset management company with approximately $593.3 billion under management and administration as of June 30, 2018. Schroder’s clients include major financial institutions including banks and insurance companies, as well as local and public authorities, public and private pension funds, endowments and foundations, intermediaries and advisors, as well as high net worth individuals and retail investors. The firm has built one of the largest networks of offices of any dedicated asset management company with more than 500 portfolio managers and analysts covering the world’s investment markets, offering a comprehensive range of products and services.

Schroder Investment Management North America Inc. provides asset management products and services to clients in the U.S. and Canada. Schroder Investment Management North America Inc. is an indirect, wholly-owned subsidiary of Schroders plc, a U.K. public company with shares listed on the London Stock Exchange.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. At the time the tender offer commences, the Fund will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read these documents carefully once they are filed with the SEC and become available, as they will contain important information about the tender offer. Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov) or the Fund’s website (www.swzfund.com).